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[redacted]

10029578

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68023

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BENJAMIN F. EDWARDS & COMPANY, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 SOUTH BRENTWOOD BOULEVARD, SUITE 100
(No. and street)

ST. LOUIS	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. TOM MARTIN **314-480-1120**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAR 01 2010
Washington, DC

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

100 South Fourth Street, Suite 300	St. Louis	MO	63102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB number.

OATH OR AFFIRMATION

We, Benjamin F. Edwards, IV and Thomas H. Martin, Jr, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Benjamin F. Edwards & Company, Inc. as of and for the year ended December 31, 2009, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

BF Edwards IV 2/25/2010

Signature Date

Chief Executive Officer

Title

Thomas Martin 2/24/10

Signature Date

Senior Vice-President & Chief Financial Officer

Title

Terri M. Frigerio

Notary Public

TERRI M FRIGERIO
Notary Public-Notary Seal
State of Missouri, St Louis County
Commission # 09841451
My Commission Expires Jul 23, 2013

Benjamin F. Edwards & Company, Inc.

(A Wholly-Owned Subsidiary of Benjamin Edwards, Inc., a Development Stage Company)

(SEC ID: 8-68023)

Balance Sheet as of December 31, 2009,
Independent Auditors' Report, and
Supplemental Report on Internal Control

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

BENJAMIN F. EDWARDS & COMPANY, INC.
(A Development Stage Company)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Benjamin F. Edwards & Company, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Benjamin F. Edwards & Company, Inc. (the "Company") (a wholly-owned subsidiary of Benjamin Edwards, Inc., a development stage company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Benjamin F. Edwards & Company, Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2010

BENJAMIN F. EDWARDS & COMPANY, INC.
(A Development Stage Company)

BALANCE SHEET
AS OF DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$ 7,891,467
CLEARING DEPOSITS	100,000
DUE FROM CLEARING FIRM	58,906
PROPERTY AND EQUIPMENT (Net of $93,411 accumulated depreciation)	1,165,166
TRANSITION BONUS RECEIVABLE	1,605,485
OTHER	414,862
TOTAL ASSETS	$ 11,235,886

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 200,682
Compensation and benefits payable	545,992
Payable to affiliates	184,801
Deferred rent	122,061
Deferred revenue	3,690,476
Total liabilities	4,744,012
STOCKHOLDER'S EQUITY:	
Common stock (par value $1 per share, 30,000 shares authorized, 100 shares issued and outstanding)	100
Paid-in capital	9,529,361
Deficit	(3,037,587)
Total stockholder's equity	6,491,874
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 11,235,886

See notes to balance sheet.

1. ORGANIZATION AND NATURE OF BUSINESS

Benjamin F. Edwards & Company, Inc. (the "Company"), is a wholly owned subsidiary of Benjamin Edwards, Inc. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including riskless principal transactions, agency transactions and investment advisory businesses. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears on a fully-disclosed basis through Pershing, LLC ("Pershing"). The Parent is a Missouri corporation and was incorporated on October 2, 2008 and the Company received a FINRA license in March 2009.

The Company is a development stage company because the Company's principal operations have commenced, but there has been no significant revenue therefrom.

The Company has determined that there were no subsequent events that would require disclosure or recognition to the accompanying financial statements through February 25, 2010.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of this balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates. The most significant accounting estimate subject to change is the fair value of stock based compensation.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with original maturity dates of 90 days or less at the date of purchase. Due to the short-term nature of these financial instruments, fair value approximates their carrying value.

Property and Equipment — Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Transition Bonus Receivable — Financial consultants are eligible to receive an advance towards a transition bonus upon joining the firm. The financial consultant signs a promissory note, which is paid back over a 57-month period beginning 3 months after the financial consultant's start date. The notes carry an interest rate that is based on the mid-term applicable Federal Rate for the three to nine year terms, which ranged from 2.60% to 2.65% during the year ended December 31, 2009.

Deferred Revenue — As part of the master clearing agreement with Pershing, the Company received non-contingent and contingent cash incentives in the amount of $4,000,000. In exchange for the contingent portion of the incentive, the Company agrees to pay Pershing annual minimum revenue of

$400,000. The entire incentive was recorded as deferred revenue and is being amortized over the life of the contract, which is 7 years.

Income Taxes — The Company is included in the federal income tax return filed by the Parent. The Company uses the asset and liability method to record deferred income taxes. Accordingly, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates. The Company records a valuation allowance to reduce deferred tax assets to the amount that will be ultimately be realized by the Company. Under the Company's tax sharing agreement with the Parent, for consolidated tax returns, tax is allocated on a separate return approach.

Recent Accounting Standards — FASB Staff Position, No. FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* ("FIN 48-3") extends the deferral of Interpretation No. 48 ("FIN 48") for nonpublic enterprises for fiscal years beginning after December 15, 2008. The adoption of FIN 48 did not have a material impact on the Company's balance sheet.

In July 2009, the Financial Accounting Standards Board ("FASB") issued, *The "FASB Accounting Standards Codification" and the Hierarchy of Generally Accepted Accounting Principles* establishes the FASB Accounting Standards Codification (Codification or ASC) as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative.

Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

GAAP is not intended to be changed as a result of the FASB's Codification project, but it changed the way the Company organized and presented its accounting policies. As a result, these changes will have an impact on how the Company references GAAP in its financial statements and in its disclosure of its accounting policies.

In May 2009, the FASB amended general accounting principles for *Subsequent Events*. This amendment provides guidance on the Company's assessment of subsequent events. It also requires the disclosure of the date through which subsequent events have been evaluated.

3. STOCK INCENTIVE PLAN

The Parent adopted a Stock Incentive Plan ("Plan") to assist in recruiting, retaining and rewarding employees, directors and consultants. The Plan allows the Parent to award stock options, stock appreciation rights and other stock-based awards, including, but not limited to, restricted stock. Two million shares have been authorized under the Plan. The Parent has entered into commitments to grant stock under the Plan. The service period and vesting requirements for each stock grant commitment is determined by a committee that is comprised of the Parent's Board of Directors and appointees of the Board of Directors. The fair value for these stock awards is the offering price to investors at the time of the grant. If no offering is open at the time of the grant, the fair value would be based on the independent valuation of the Parent's stock.

The 2009 share awards vest ratably over five years. As of December 31, 2009, 45,454 stock grant awards were outstanding. As of December 31, 2009, the Parent has unrecognized compensation expense of $473,339, relating to these awards. The weighted-average period the unrecognized compensation expense will be recognized is 4.6 years.

4. PROPERTY AND EQUIPMENT

At December 31, 2009, property and equipment consisted of:

Furniture and fixtures	$ 278,498
Leasehold improvements	308,880
Information technology equipment	671,199
Total	1,258,577
Less accumulated depreciation	(93,411)
Total property and equipment, net	$ 1,165,166

5. INCOME TAXES

Net deferred tax assets consist of the following as of December 31, 2009:

Deferred tax assets:	
Net operating loss carryforward	$ 1,383,000
Intangible start-up costs	26,000
Other	10,000
	1,419,000
Less valuation allowance	(1,144,000)
Total deferred tax assets, net	275,000
Deferred tax liabilities:	
Depreciation	(224,000)
Prepaid expenses	(51,000)
Total deferred liabilities	(275,000)
Total deferred taxes, net	$ -

As of December 31, 2009, the Company recorded a valuation allowance of $1,144,000 to reduce the total net deferred tax assets to an amount that management estimates will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to reduce taxable income. The net operating loss will expire in 2029.

As of December 31, 2009, the Company did not have any unrecognized tax benefits.

The Parent's initial tax returns were filed for the period ended December 31, 2008. Such returns, if selected, could be subject to Federal and Missouri state tax examinations.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has an obligation under an operating lease with an initial non-cancelable term in excess of one year and expires in 2011. Aggregate annual rentals for office space at December 31, 2009, are approximately as follows:

2010	$ 443,000
2011	410,000
2012	399,000
2013	404,000
2014	386,000
Later years	967,000
Total	$3,009,000

The Company's customer accounts are carried by Pershing. All execution and clearing services are also performed by Pershing. The agreement between the Company and Pershing stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company.

As a securities broker and dealer, the Company is engaged in various securities trading activities. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company manages its risk in this area through Pershing's monitoring of customer position and credit limits and collateral. Additional collateral is required from customers where appropriate.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position.

7. PAYABLE TO AFFILIATES

Certain affiliates advance amounts to the Company, which are included in payable to affiliates in the balance sheet and will be subsequently reimbursed by the Company. At December 31, 2009 the balance due to the Parent includes a payable of $79,888 which represents cash received by the Company on behalf of the Parent relating to the Parent's stock offering and share based compensation expense allocated to the Company of $26,655. The Company also recorded a payable to its affiliate, B. F. Edwards and Company, LLC, a wholly-owned subsidiary of the Parent, of $78,258 relating to a transfer of property and equipment, at book value, to the Company during 2009.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000. The Rule also requires that equity capital may not be withdrawn or distributions paid to the Parent if the Company's net capital is less than 120% of minimum net capital or $300,000. At December 31, 2009, the Company had net capital of $3,282,226, which $3,032,226 was in excess of the minimum required. The Company has a proprietary accounts of introducing brokers and dealers agreement with Pershing which allows the Company to treat the balances with Pershing as allowable assets under SEC Rule 15c3-1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

February 25, 2010

To the Board of Directors and Stockholders of
Benjamin F. Edwards & Company, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Benjamin F. Edwards & Company, Inc. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068023 FINRA DEC
BENJAMIN F EDWARDS & COMPANY INC 14*14
10 S BRENTWOOD BLVD STE 100
CLAYTON MO 63105-1694

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Thomas H. Martin Jr 314-480-1120

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 928

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

3/24/09
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 778

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 778

H. Overpayment carried forward $(0)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
107

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Benjamin F. Edwards & Company, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

SR. VP. - CFO
(Title)

Dated the 24th day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 731,532
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		0
(2) Net loss from principal transactions in securities in trading accounts.		0
(3) Net loss from principal transactions in commodities in trading accounts.		0
(4) Interest and dividend expense deducted in determining item 2a.		0
(5) Net loss from management of or participation in the underwriting or distribution of securities.		0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		0
(7) Net loss from securities in investment accounts.		0
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		194,556
(2) Revenues from commodity transactions.		0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		0
(4) Reimbursements for postage in connection with proxy solicitation.		0
(5) Net gain from securities in investment accounts.		0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		4,900
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Other Income (Pershing trading costs netted with rebate amortization)		157,629
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 262	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 3,176	
Enter the greater of line (i) or (ii)		3,176
Total deductions		360,261
2d. SIPC Net Operating Revenues		$ 371,271
2e. General Assessment @ .0025		$ 928

(to page 1 but not ~~less than~~ $150 minimum)

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Benjamin F. Edwards & Company, Inc.
10 South Brentwood
Suite 100
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Benjamin F. Edwards & Company, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments on Form SIPC-7T with respective cash disbursement records, including the cancelled check, noting no differences.

2. We compared the total revenue amounts on the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported on Form SIPC-7T for the period from April 1, 2009 to December 31, 2009.

3. We compared any adjustments reported on Form SIPC-7T with supporting schedules and working papers, including general ledger reports and Company prepared schedules, noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected on Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

February 25, 2010